Via Facsimile and U.S. Mail
Mail Stop 4720

January 11, 2010

Mr. Mark Tucker
Group Chief Executive
Prudential plc
Laurence Pountney Hill
London EC4R OHH, England

Re: Prudential plc
Form 20-F for the Fiscal Year Ended December 31, 2008
File No. 001-15040

Dear Mr. Tucker:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant